

07001557

COMMISSION
549


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
210
SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cochran Caronia Waller Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 2700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard S. Caronia (312) 425-4076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor	Bannockburn	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COCHRAN CARONIA WALLER SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

COCHRAN CARONIA WALLER SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Leonard S. Caronia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cochran Caronia Waller Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
MARGARET WORIES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/09/09

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member
Cochran Caronia Waller Securities LLC

We have audited the accompanying statement of financial condition of Cochran Caronia Waller Securities LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cochran Caronia Waller Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
January 19, 2007

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

COCHRAN CARONIA WALLER SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 3,901,504
Accounts receivable	3,231,105
Prepaid expenses	357,029
	$ 7,489,638

MEMBER'S EQUITY

MEMBER'S EQUITY	$ 7,489,638

The accompanying notes are an integral part of this statement.

COCHRAN CARONIA WALLER SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

	Amount	Percent of Gross Income	
GROSS INCOME			
Trading commissions	$ 3,629,759	39.37	%
Underwriting fees	4,053,328	43.97	
Research sales	1,401,681	15.20	
Interest income and other	134,086	1.46	
	9,218,854	100.00	
SELLING EXPENSES			
Broker	338,617	3.67	
Commissions	180,652	1.96	
Other	93,831	1.02	
	613,100	6.65	
GENERAL AND ADMINISTRATIVE EXPENSES	3,474,749	37.69	
NET INCOME	$ 5,131,005	55.66	%

The accompanying notes are an integral part of this statement.

COCHRAN CARONIA WALLER SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

MEMBER'S EQUITY - BEGINNING OF YEAR	$ 4,358,633
EQUITY DISTRIBUTIONS	(2,000,000)
NET INCOME	5,131,005
MEMBER'S EQUITY - END OF YEAR	$ 7,489,638

The accompanying notes are an integral part of this statement.

COCHRAN CARONIA WALLER SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,131,005
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(1,805,754)
Prepaid expenses	(357,029)
Accounts payable	(1,590,596)
Net Cash Provided By Operating Activities	1,377,626
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's equity distributions	(2,000,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(622,374)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	4,523,878
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,901,504

The accompanying notes are an integral part of this statement.

COCHRAN CARONIA WALLER SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Cochran Caronia Waller Securities LLC, an Illinois limited liability company (the "Company"), provides securities broker-dealer services, predominantly acting as a participating underwriter and an introducing broker. The Company is a wholly-owned subsidiary of Cochran Caronia Waller LLC ("CCW"). The Company is a registered broker-dealer in all U.S. states, with its office of operations located in Chicago, Illinois. In January 2006, the Company changed its name from Cochran, Caronia Securities, LLC to Cochran Caronia Waller Securities LLC. In conjunction with this change, CCW changes it name from Cochran, Caronia & Company, LLC.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include deposits in money market accounts and a $100,000 "good-faith" escrow deposit required by its outside clearing broker. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits of $100,000.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable are un-collateralized customer obligations due under normal trade terms granted by the Company on the basis of each customer's own creditworthiness. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past-due accounts receivable balances and based on an assessment of each customer's current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on past experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected.

Revenue Recognition.

Trading Commissions. Trading commissions and related expenses are recognized on a trade-date basis as securities transactions are executed.

Underwriting Fees. Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as a participating underwriter. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Research Sales. Research sales are earned on a quarterly basis as well as a per request basis. Such sales are recognized as earned.

Income Taxes. The Company is taxed as a limited liability company and generally does not pay Federal or state income taxes on its taxable income. Furthermore, as none of its members are individuals, it does not pay any State of Illinois Replacement Tax. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

COCHRAN CARONIA WALLER SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

NOTE 2 – SUMMARY OF OFF-BALANCE SHEET RISKS

Customers. As an introducing broker, the Company has contracted with an outside clearing broker to clear customer trades. Commissions received from customer transactions are divided between the Company and the clearing broker as mutually agreed upon. The Company does retain financial responsibility for purchases and sales made for customers until settled and for positions unsecured by customers. Customers' securities activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. As of December 31, 2006, the Company has only institutional customers to which no margin was extended.

Underwriting. In the normal course of business, the Company enters into underwriting commitments as a participating underwriter. There were no open transactions relating to such underwriting commitments at December 31, 2006.

NOTE 3 – RELATED PARTY TRANSACTIONS

General and Administrative Expenses. General and administrative expenses including office rent, utilities and payroll of the Company are paid by CCW and were charged back to the Company as of December 31, 2006. As of December 31, 2006, the Company had overpaid CCW $357,029 for these expenses, and accordingly has presented this amount in the accompanying balance sheet as prepaid expenses.

Floor Broker Fees. Certain fees charged by floor brokers were reimbursed to CCW during 2006.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2006, the Company had net capital of $4,601,683, which was $4,501,683 in excess of its required net capital of $100,000.

Management does not anticipate capital distributions to be made during the six months after December 31, 2006.

NOTE 5 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for fiscal years beginning after December 15, 2006. Management has not yet completed its analysis of the effects of this interpretation and has not determined if the adoption of FIN 48 will have a material impact on the Company's financial statements.

NOTE 6 – SUBSEQUENT EVENT

Subsequent to December 31, 2006, the Company entered into a $10,000,000 Temporary Subordinated Loan Agreement (the "Agreement") with CCW, for the purpose of participating in a "firm commitment underwriting" of certain securities, pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). The Agreement calls for the loan to be repaid no later than 45 days after the effective date of the agreement.

SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Member
Cochran Caronia Waller Securities LLC

We have audited the accompanying basic financial statements of Cochran Caronia Waller Securities LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated January 19, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
January 19, 2007

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2006	$ 4,601,683
A. Minimum net capital required based on aggregate indebtedness	$ -
B. Minimum dollar requirement	$ 100,000
Net capital requirement (greater of A. or B.)	$ 100,000
Excess basic net capital requirement, December 31, 2006	$ 4,501,683

No material differences were noted between the above computation and the computation made by Cochran Caronia Waller Securities LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).

FGMK, LLC
The Place to Grow

Certified
Public Accountants
and Consultants

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5**

To the Member
Cochran Caronia Waller Securities LLC

In planning and performing our audit of the financial statements of Cochran Caronia Waller Securities LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a - 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net